Exhibit 99.4

VIOLIN MEMORY, INC.

NOTICE OF STOCK OPTION GRANT

Violin Memory, Inc. (the “Company”) hereby grants an option (“Option”) to purchase shares (the “Shares”) of its common stock (the “Stock”) to the optionee named below (“Optionee” or “you”) on the terms and conditions set forth in this Notice of Stock Option Grant. The Option is granted outside of any plan of the Company and is made as an inducement to the Optionee to accept new employment with the Company in accordance with the terms and conditions of an offer letter dated February 12, 2014 (the “Offer Letter”):

Name of Optionee:	Eric Herzog

Total Number of Option Shares Granted:	1,250,000

Type of Option:	Non-Qualified Stock Option

Exercise Price Per Share:	$4.53

Grant Date:	March 13, 2014

Vesting Commencement Date:	March 4, 2014

Vesting Schedule:

312,500 Shares of the Option will vest upon your completion of one year of continuous service to the Company after the date of your hire, and the balance of 937,500 Shares will vest in equal quarterly installments over the subsequent three years, subject to your continuous service through each vesting date, such that all Shares subject to the Option shall have completely vested on the four year anniversary of the Vesting Commencement Date.

If the Company is subject to a Change in Control (as defined in the separate Change of Control and Severance Agreement between you and the Company (the “Change of Control Agreement”)) and your employment with the Company terminates within three (3) before or twelve (12) months after a Change of Control, then subject to your execution and non-revocation of a release (in accordance with the requirements described in the Change of Control Agreement), the vesting of the Option will immediately accelerate with respect to all of the Shares subject to the Option.

Expiration Date:	One day prior to the seventh anniversary of the Grant Date. This Option expires earlier if Optionee’s Service terminates earlier, as described in the Stock Option Agreement.

By your signature and the signature of the Company’s representative below, you and the Company agree that this Option is granted under and governed by the term and conditions of the Stock Option Agreement (the “Agreement”), attached hereto as Appendix A and made a part of this document.

By signing this document you further agree that the Company may deliver by e-mail all documents relating to this Award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail.

ERIC HERZOG	VIOLIN MEMORY, INC.

/s/ Eric Herzog	By:	/s/ Cory Sindelar
Signature

Eric Herzog	Title:	Chief Financial Officer

VIOLIN MEMORY, INC.

NOTICE OF STOCK OPTION GRANT

APPENDIX A

STOCK OPTION AGREEMENT

Grant of Option

The Company hereby grants to Optionee an Option to purchase the number of Shares specified in the Notice of Stock Option Grant, subject to all of the terms and conditions in this Agreement.

This Option is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and will be treated as a non-qualified stock option.

Vesting	This Option becomes exercisable in installments, as shown in the Notice of Stock Option Grant. This Option will in no event become exercisable for additional Shares after Optionee’s termination of employment with the Company for any reason.

Term	This Option expires in any event at the close of business at Company headquarters on the day before the 7th anniversary of the Grant Date, as shown on the Notice of Stock Option Grant. This Option may expire earlier, as described below.

Termination of Relationship as Service Provider

Notwithstanding any contrary provision of this Agreement, if Optionee ceases to be an employee of the Company for any or no reason, the then-unvested portion of the Option awarded by this Agreement will terminate and Optionee will have no further rights thereunder. The Optionee will have the period described below to exercise the Option to the extent vested as of the date Optionee ceases to be an employee of the Company. This Option may be exercised only within the following periods, as applicable (but in no event may the Option be exercised later than the expiration of the term of the Option as set forth in the Notice of Stock Option Grant) and may be exercised during such periods, as applicable, only in accordance with the terms of this Agreement. To the extent not exercised within such periods, the Option will terminate and Optionee will have no further rights thereunder.

“Service” means service as an employee, director or consultant of the Company or its Parent or Subsidiary, as defined for purposes of this Agreement in Sections 424 (e) and (f), respectively, of the Code, whether now or hereafter existing. A termination of Service will not be deemed to occur upon transfers between the Company, its Parent or any Subsidiary. The Company determines when Service terminates for all purposes under the Agreement and its determinations are conclusive and binding on all persons.

Regular Termination	If Service terminates for any reason except death or total and permanent disability as defined in Section 22(e)(3) of the Code (“Disability”), then this Option will expire at the close of business at Company headquarters on the earlier of: (i) the date three (3) months after the date Service terminates; or (ii) the end of term (the Expiration Date).

Death	If Service terminates because of death, then this Option will expire at the close of business at Company headquarters on the earlier of: (i) the date 12 months after the date Service terminates; or (ii) the Expiration Date. During that period of up to 12 months, the Option may be exercised by the personal representative of Optionee’s estate or by the person(s) to whom the Option is transferred pursuant to Optionee’s will or in accordance with the laws of descent and distribution.

Disability	If Service terminates because of Disability, then this Option will expire at the close of business at Company headquarters on the earlier of: (i) the date 12 months after the date Service terminates; or (2) the Expiration Date.

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

Leaves of Absence	For purposes of the Option, Service does not terminate when upon a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. Service terminates when the approved leave ends, unless Optionee immediately returns to active work.

The vesting schedule specified in the Notice of Stock Option Grant may be adjusted during a leave of absence in accordance with the Company’s leave of absence policy or the terms of the leave. If Optionee commences working on a part-time basis, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between Optionee and the Company pertaining to the part-time schedule.

Restrictions on Exercise	If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory authority, is necessary or desirable as a condition of the purchase of Shares hereunder, this Option may not be exercised, in whole or in part, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company. The Company shall make reasonable efforts to meet the requirements of any applicable law or securities exchange and to obtain any required consent or approval of any governmental authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained. As a condition to the exercise of the Option, the Company may require the person exercising the Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required

Notice of Exercise	To exercise this Option, Optionee must provide a notice of exercise form in accordance with such procedures as are established by the Company and communicated to Optionee from time to time. Any notice of exercise must specify how many Shares Optionee wishes to purchase and how the Shares should be registered. The notice of exercise will be effective when it is received by the Company, accompanied by payment of the aggregate exercise price as to all exercised Shares together with any applicable withholding taxes. If someone else wants to exercise this Option after Optionee’s death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When Optionee submits the notice of exercise, the notice must include payment of the Option exercise price for the Shares to be purchased. Payment may be made in the following form(s):

• Personal check, a cashier’s check or a money order.

•     Certificates for Shares that Optionee owns, along with any forms needed to effect a transfer of those Shares to the Company. The value of the Shares, determined as of the effective date of the Option exercise, will be applied to the Option exercise price. Instead of surrendering Shares, Optionee may attest to the ownership of those Shares on a form provided by the Company and have the same number of Shares subtracted from the Shares to be issued upon exercise of the Option. However, Optionee may not surrender or attest to the ownership of Shares in payment of the exercise price if such action would cause the Company to recognize a compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes.

• By delivery on a form approved by the Company of an irrevocable direction to a

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

securities broker approved by the Company to sell all or part of the Shares that are issued upon exercise this Option and to deliver to the Company from the sale proceeds an amount sufficient to pay the Option exercise price and any withholding taxes. The balance of the sale proceeds, if any, will be delivered to Optionee. The directions must be given by providing a notice of exercise form approved by the Company.

•     If permitted by the Committee, by a “net exercise” arrangement pursuant to which the number of Shares issuable upon exercise of the Option shall be reduced by the largest whole number of Shares having an aggregate Fair Market Value (defined below) that does not exceed the aggregate exercise price (plus tax withholdings, if applicable) and any remaining balance of the aggregate exercise price (and/or applicable tax withholdings) not satisfied by such reduction in the number of whole Shares to be issued shall be paid by Optionee in cash other form of payment permitted under this Option. The directions must be given by providing a notice of exercise form approved by the Company.

• Any other form permitted by the Committee in its sole discretion.

Notwithstanding the foregoing, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion.

Fair Market Value

For purposes of this Agreement,“Fair Market Value” with respect to a Share means the market price of one Share, determined by the Committee as follows:

•     If the Stock was traded over-the-counter on the date in question, then the Fair Market Value shall be equal to the last transaction price quoted for such date by the OTC Bulletin Board or, if not so quoted, shall be equal to the mean between the last reported representative bid and asked prices quoted for such date by the principal automated inter-dealer quotation system on which the Stock is quoted or, if the Stock is not quoted on any such system, by the Pink Quote system;

•     If the Stock was traded on any established stock exchange (such as the New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market) or national market system on the date in question, then the Fair Market Value shall be equal to the closing price reported for such date by the applicable exchange or system; and

•     If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

•     In all cases, the determination of Fair Market Value by the Committee shall be conclusive and binding on all persons.

Withholding Taxes and Stock Withholding

Regardless of any action the Company or Optionee’s actual employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), Optionee acknowledges that the ultimate liability for all Tax-Related Items legally due by Optionee is and remains the responsibility of Optionee and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate Optionee’s liability for Tax-Related Items.

Prior to exercise of the Option, Optionee shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, Optionee authorizes the Company and/or the Employer to withhold all applicable Tax-Related

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

Items legally payable by Optionee from Optionee’s wages or other cash compensation paid to Optionee by the Company and/or the Employer. With the Company’s consent, these arrangements may also include, if permissible under local law, (a) withholding Shares that otherwise would be issued to Optionee upon exercise of this Option, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount, (b) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on Optionee’s behalf pursuant to this authorization), or (c) any other arrangement approved by the Company. The Fair Market Value of these Shares, determined as of the effective date of the Option exercise, will be applied as a credit against the withholding taxes. Finally, Optionee shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the grant of the Option or Optionee’s purchase of Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the Shares if Optionee fails to comply with Optionee’s obligations in connection with the Tax-Related Items as described in this section.

Restrictions on Resale	Optionee agrees not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as Optionee’s Service continues and for such period of time after the termination of Optionee’s Service as the Company may specify.

Transfer of Option	Except to the limited extent permitted in the event of the Optionee’s death, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

Notwithstanding the foregoing, the Committee may, in its sole discretion, allow Optionee to transfer this Option as a gift to one or more family members. For purposes of this Agreement, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships), any individual sharing Optionee’s household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which Optionee or one or more of these persons control the management of assets, and any entity in which Optionee or one or more of these persons own more than 50% of the voting interest.

In addition, the Committee may, in its sole discretion, allow Optionee to transfer the Option to Optionee’s spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights.

The Committee will allow the transfer the Option only if both Optionee and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Agreement.

Retention Rights	Neither the Option nor this Agreement gives Optionee the right to be employed or retained by the Company or any subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate Optionee’s Service at any time, with or without cause.

Shareholder Rights	Neither Optionee nor any person claiming under or through Optionee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares have been issued and delivered to the Optionee or registered in book-entry form, and recorded on the records of the Company or its transfer agents or registrars.

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

Administration	The Compensation Committee of the Board of Directors of the Company (the “Committee”) will have the power to interpret this Agreement and to adopt such rules for the administration, interpretation and application of this Agreement as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not and to what extent the Option has vested). All actions taken and all interpretations and determinations made by the Committee in good faith will be final and binding upon Optionee, the Company and all other interested persons. No member of the Committee will be personally liable for any action, determination or interpretation made in good faith with respect to this Agreement.

Adjustment of Shares

In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make appropriate and equitable adjustments in the number of Shares covered by this Option and the exercise price per Share.

To the extent not previously exercised or settled, the Option shall terminate immediately prior to the dissolution or liquidation of the Company.

In the event that the Company is a party to a merger or other reorganization, the Option shall be subject to the agreement of merger or reorganization. Subject to compliance with Section 409A of the Code, such agreement shall provide for:

(i) The continuation of the outstanding Option by the Company, if the Company is a surviving corporation;

(ii) The assumption of the outstanding Option by the surviving corporation or its parent or subsidiary;

(iii) The substitution by the surviving corporation or its parent or subsidiary of its own awards for the outstanding Option;

(iv) Immediate vesting, exercisability and settlement of the outstanding Option followed by the cancellation of such Option upon or immediately prior to the effectiveness of such transaction; or

(v) Settlement of the intrinsic value of the outstanding Option (whether or not then vested or exercisable) in cash or cash equivalents or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to the Option or the underlying Shares) followed by the cancellation of the Option (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Committee determines in good faith that no amount would have been attained upon the exercise of the Option, then the Option may be terminated by the Company without payment); in each case without Optionee’s consent. Any acceleration of payment of an amount that is subject to Section 409A of the Code will be delayed, if necessary, until the earliest time that such payment would be permissible under Section 409A without triggering any additional taxes applicable under Section 409A.

Successors and Assigns	Except as otherwise provided in this Agreement, every term of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice	Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company, in care of its Stock Plan Administrator at Violin Memory, Inc., 4555 Great America Parkway Santa Clara, CA 95054, or at such other address as the Company may hereafter designate in writing. Any notice required or

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earliest of personal delivery, receipt or the third full day following mailing with postage and fees prepaid.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of California (without regard to their choice-of-law provisions).

Miscellaneous	This Agreement constitutes the entire understanding between Optionee and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Offer Letter, the provisions of this Agreement will govern. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement. This Agreement may be amended by the Committee without Optionee’s consent; however, if any such amendment would materially impair Optionee’s rights or obligations under the Agreement, this Agreement may be amended only by another written agreement, signed by Optionee and the Company.

Data Privacy	You consent to the collection, use and transfer of personal data as described in this subsection. You understand and acknowledge that the Company, your employer and the Company’s other Subsidiaries hold certain personal information regarding you for the purpose of managing and administering the Option, including (without limitation) your name, home address, telephone number, date of birth, social insurance number, salary, nationality, job title, any Shares or directorships held in the Company and details of all options or any other entitlements to Shares awarded, canceled, exercised, vested, unvested or outstanding in the your favor (the “Data”). You further understand and acknowledge that the Company and/or its Subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of the Option and that the Company and/or any Subsidiary may each further transfer Data to any third party assisting the Company in the implementation, administration and management of the Option. You understand and acknowledge that the recipients of Data may be located in the United States or elsewhere. You authorize such recipients to receive, possess, use, retain and transfer Data, in electronic or other form, for the purpose of administering your Option, including a transfer to any broker or other third party with whom you elect to deposit Shares acquired under the Option of such Data as may be required for the administration of the Option and/or the subsequent holding of Shares on your behalf. You may, at any time, view the Data, require any necessary modifications of Data or withdraw the consents set forth in this subsection by contacting the Human Resources Department of the Company in writing.

BY SIGNING THE NOTICE OF STOCK OPTION GRANT TO WHICH THIS AGREEMENT IS AN APPENDIX, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE.

VIOLIN MEMORY, INC.

STOCK OPTION AGREEMENT

VIOLIN MEMORY, INC.

NOTICE OF CASH EXERCISE OF STOCK OPTION

OPTIONEE INFORMATION:

Name:	Social Security Number:

Address:	Employee Number:

OPTION INFORMATION:

Date of Grant:	,20	Type of Stock Option:
Exercise Price per Share: $		Nonstatutory (NSO)
Total number of Shares of VIOLIN MEMORY, INC. (the “Company”) covered by option:

I. Number of Shares of the Company for which option is being exercised now:                      (“Purchased Shares”).

Total exercise price for the Purchased Shares: $                     Form of payment enclosed:

Check for $                    , payable to “VIOLIN MEMORY, INC.”

II. Name(s) in which the Purchased Shares should be registered:

III. The certificate for the Purchased Shares should be sent to the following address:	IV.

V. ACKNOWLEDGMENTS:

1.	I understand that all sales of Purchased Shares are subject to compliance with the Company’s policy on securities trades.

2.	I hereby acknowledge that I received and read a copy of the prospectus describing the option and the tax consequences of an exercise.

3.	I understand that I must recognize ordinary income equal to the spread between the fair market value of the Purchased Shares on the date of exercise and the exercise price. I further understand that I am required to pay withholding taxes at the time of exercising the option.

SIGNATURE AND DATE:
,20